Exhibit 99.1

To: Worldwide Employees

Date: August 26, 2009

I am very pleased to report that both the stock option exchange program and the additional shares for our ESPP plan were strongly supported and approved by our shareholders. We are working through the details associated with implementing the exchange program and look forward to sharing more information on next steps. We will keep you informed as the plan is finalized.

Sincerely,

/s/ Brian Bronson

Brian Bronson

Chief Financial Officer